The Advisors' Inner Circle Fund
101 Federal Street
Boston, Massachusetts 02110




November 4, 2011


VIA EDGAR CORRESPONDENCE

US Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn:       Dominic Minore, Esq.


Re:         The  Advisors'  Inner  Circle  Fund  (the  "Registrant")  (File Nos.
            033-42484  and  811-06400)  -  Post-Effective  Amendment  No.  165
            --------------------------------------------------------------------

Dear Mr. Minore,

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Friday, November 4, 2011, or as soon thereafter as practicable.

Registrant  acknowledges  that:

         o It is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In connection with this request, SEI Investments Distribution Co. the Registrant's underwriter, has also signed this letter requesting acceleration.




Very truly yours,

The Advisors' Inner Circle Fund                 SEI Investments Distribution Co.


/s/ Dianne M. Sulzbach                          /s/ John Munch
-----------------------                         ------------------
By: Dianne M. Sulzbach                          By: John Munch
Title: VP & Secretary                           Title: Secretary